

Mail Stop 3030

February 24, 2017

Victor Lee
Chief Executive Officer
Ascent Solar Technologies, Inc.
12300 Grant Street
Thornton, Colorado 80241

  Re: **Ascent Solar Technologies, Inc.**
     Form 10-K for the fiscal year ended December 31, 2015
     Filed March 11, 2016
     File No. 001-32919

Dear Mr. Lee:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Sincerely,

        /s/ Amanda Ravitz

        Amanda Ravitz
        Assistant Director
        Office of Electronics and Machinery

cc: James Carroll, Esq.
    Faegre Baker Daniels LLP